Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2019. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 September 2019
(£m)
Capitalisation
Equity
Shareholders’ equity	42,530
Other equity instruments	5,406
Non-controlling interests	191
Total equity	48,127

Indebtedness

Subordinated liabilities	18,415

Debt securities
Debt securities in issue	103,536
Liabilities held at fair value through profit or loss (debt securities)	8,118
Total debt securities	111,654

Total indebtedness	130,069

Total capitalisation and indebtedness	178,196

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2019, all indebtedness was unsecured except for £36.8 billion of securitisation notes and covered bonds and £2.3 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 30 September 2019.

There has been no material change in the information set forth in the table above since 30 September 2019.